SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                     -------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For November 13, 2002

                         Commission File Number: 1-14732

                             National Steel Company
                 (Translation of registrant's name into English)

                        Rua Lauro Muller, 116 - 36o andar
                           Rio de Janeiro, RJ - Brazil
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                    -----          -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                    -----   -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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                                 IMPORTANT FACT
                                 --------------


COMPANHIA SIDERURGICA NACIONAL, a business corporation, with headquarters situated at Rua Lauro Muller, 116, 36th floor and suite 3702, in the city of Rio de Janeiro - RJ, registered in the National Roll of Legal Entities - CNPJ - under No. 33.042.730.0001-04 ("CSN"), according to the strategy of internationalization of its activities, has executed, on July 17, 2002, a non-binding Heads of Agreement with Corus Group plc aiming at the integration of its operations. This transaction was subjected to a number of conditions, to be discussed, negotiated and concluded within 120 days.

Therefore, due to the great difficulties and uncertainties in the current global economic scenario and in the international financial markets, identified by the Board of Corus Group plc, CSN decided not to proceed with the transaction announced on July 17 2002.



                        Rio de Janeiro, November 12, 2002

                               Antonio Mary Ulrich
                    Executive Officer for Investors Relations




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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Companhia Siderurgica Nacional



                                             By: /s/  Otavio de Garcia Lazcano
                                                -------------------------------
                                             Name:  Otavio de Garcia Lazcano
                                             Title: Principal Financial Officer



Dated:  November 12, 2002






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